                                                                  Exhibit (a)(7)


                               LIBERTY MEDIA GROUP


FOR IMMEDIATE RELEASE
August 18, 1997


         LIBERTY MEDIA GROUP REPORTS QUARTER-END RESULTS AND ANNOUNCES COMMENCEMENT OF ISSUER TENDER OFFER FOR UP TO 10 MILLION SHARES


Englewood, Colorado .... Liberty Media Group ("Liberty"), a unit of
Tele-Communications, Inc. ("TCI") today reported its financial results for the quarter ended June 30, 1997. These results are included with the TCI Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 13, 1997.

CONSOLIDATED RESULTS
--------------------

A significant portion of Liberty's activities are conducted through its interests in entities that are not consolidated subsidiaries. These entities include Time Warner Inc. ("Time Warner") (NYSE:TWX), Discovery Communications, Inc. ("DCI"), all of Liberty's sports businesses, QVC Inc. ("QVC"), HSN, Inc. ("HSNI") (NASDAQ:HSNI) (after December 20, 1996), BET Holdings, Inc. (NYSE:BTV), Courtroom Television Network, E! Entertainment Television, Inc. ("E! Entertainment") and International Family Entertainment ("IFE") (NYSE:FAM). The financial information reported in this section of the release does not include the results of these non-consolidated entities, except as they affect Liberty's interest in the earnings of affiliates.

For the quarter ended June 30, 1997, Liberty reported total revenues of $60 million compared to $322 million reported for the same period in 1996. Liberty's operating income before depreciation, amortization and charges related to phantom rights and stock appreciation rights ("cash flow") was $13 million for the second quarter of 1997 compared to $38 million for the same period in 1996. Liberty posted net earnings in the second quarter of 1997 of $7 million compared to net earnings of $4 million for the same period in 1996.

The decrease in revenue and cash flow compared to the second quarter of 1996 is attributable to the following transactions which occurred during fiscal year 1996. Following the formation of the Fox/Liberty Networks LLC ("Fox/Liberty Sports") joint venture in April 1996, Liberty's regional sports businesses are no longer consolidated with the financial results of Liberty. Further, Home Shopping Network, Inc. ("HSN") operations are no longer consolidated with the financial results of Liberty as of December 20, 1996 as a result of the mergers of HSN and Savoy Pictures Entertainment, Inc. ("Savoy") with Silver King Communications, Inc. ("Silver King") (the "Silver King Mergers"). Finally, Intro Television's operations were discontinued as of January 1, 1997.

ATTRIBUTED FINANCIAL REPORT
---------------------------

Due to the significant number of non-consolidated affiliates included in the assets attributed to Liberty, Liberty's combined statements of operations are not necessarily indicative of the underlying results of all the businesses in which Liberty owns an economic interest. As a supplement to the combined statements of operations, the following is a presentation of Liberty's results by business segment, based on its attributable interest in the performance of its affiliated companies.

The attached attributed statements of operations represent the aggregation of
(i) Liberty's economic percentage ownership interest in each of its affiliates that is accounted for either as a consolidated subsidiary or an equity affiliate as of the end of each period multiplied by (ii) the individual income statement of the respective affiliate. This aggregation is then subdivided into Liberty's five principal business segments. Investments accounted for under the cost method are excluded from the statements. The largest of these cost investments are Time Warner, IFE, and E! Entertainment. Because of acquisitions and other transactional activity, not all of the affiliates included in the June 30, 1997 statement are included in the prior period statements.

AGGREGATE ATTRIBUTED RESULTS
----------------------------

NOTE: The following attributed statements of operations were not prepared in accordance with generally accepted accounting principles, and are intended solely to provide additional information to investors. They should be reviewed in conjunction with Liberty's combined financial statements included in the TCI Form 10-Q referenced above. All references to revenue, expenses and cash flow are on an attributed basis, calculated as described above. Liberty's economic interest in its equity affiliates does not represent control of such entities. Accordingly, Liberty could not, among other things, cause any such affiliate to distribute to Liberty its attributed share of the revenue or earnings of such affiliate.


--------------------------------------------------------------------------------
                                               Liberty Media Group
                                       Attributed Statement of Operations
                                                   (unaudited)

                                                Three months ended
                                            Q2 '97                Q2 '96
                                            ------                ------
                                               amounts in millions
Revenue                                $       640                   543
Operating expenses                            (573)                 (472)
                                     --------------       ---------------
      Cash flow                                 67                    71
                                     --------------       ---------------
Phantom rights and
      stock appreciation rights                (14)                   (6)
Depreciation & amortization                    (25)                  (23)
                                     --------------       ---------------
      Operating income                          28                    42
                                     --------------       ---------------
Interest expense                               (15)                  (15)
Other, net                                      (4)                  (18)
                                     --------------       ---------------
      Earnings before income tax       $         9                     9
                                     ==============       ===============

--------------------------------------------------------------------------------

Movie Services
--------------
--------------------------------------------------------------------------------
                                                       MOVIES

                                                 Three months ended
                                              Q2 '97             Q2 '96
                                              ------             ------
                                                  amounts in millions
Revenue                                  $        74                 40
Operating expenses                               (79)               (44)
                                       --------------     --------------
      Cash flow (deficit)                         (5)                (4)
                                       --------------     --------------
Phantom stock appreciation rights                -                   (6)
Depreciation & amortization                       (1)                (1)
                                       --------------     --------------
      Operating loss                              (6)               (11)
                                       --------------     --------------
Interest expense                                 -                  -
Other, net                                       -                  -
                                       --------------     --------------
      Loss before income tax             $        (6)               (11)
                                       ==============     ==============

--------------------------------------------------------------------------------

The principal businesses in the Movie Services segment are Encore and STARZ!. In the second quarter of 1997, Encore's revenue was 38% higher than in the same period of 1996 as revenue from TCI, cable affiliates other than TCI, and DBS grew by 34%, 138%, and 15%, respectively. Most of the increase was attributable to growth in the number of subscription units of Encore's services. The share of total revenue generated by TCI declined from 27% in the second quarter of 1996 to 26% in the second quarter of 1997. The share of total revenue generated by cable affiliates other than TCI increased during the same period from 7% to 12%.

Compared to the second quarter of 1996, Encore's cash flow decreased by 87%. Operating expenses increased by 114%, in large part due to a national consumer awareness campaign which was initiated in the second quarter of 1997. In addition, programming expenses increased by 19% due to purchases of more current film rights and the hiring of additional personnel to increase the quality of interstitial programming shown between feature presentations.

STARZ! revenue for the second quarter of 1997 increased by 158% compared to the second quarter of 1996. Approximately 58% of this increase was due to contractual increases in payments from TCI. The remaining increase was due to a
1.9 million increase in subscribers from DBS, TVRO and cable affiliates other than TCI. For the second quarter of 1997, revenue from cable affiliates other than TCI represented 11% of total STARZ! revenue compared to 4% for the same period last year.

As expected, STARZ! continues to generate a substantial cash flow deficit; however, the cash flow deficit was reduced by 58% compared to the second quarter of 1996. The reduction in the cash flow deficit is mainly due to the aforementioned revenue increases, offset by a 38% increase in expenses, principally related to the commencement of a national consumer awareness campaign.

During July 1997, Liberty, TCI and JJS Communications Inc. completed the previously announced combination of Encore and STARZ! businesses (the "Encore/STARZ! Combination") into Encore Media Group ("EMG"). As a result of the transaction, EMG is owned 80% by Liberty and 20% by TCI Group. In the second quarter of 1996, assuming the Encore/STARZ! Combination had been completed prior to the second quarter of 1996, pro forma attributed Movie Services revenue, operating expenses and cash flow deficit in that period would have been $38 million, $51 million and $13 million, respectively. In the second quarter of 1997, pro forma attributed revenue, operating expenses and cash flow deficit would have been $71 million, $77 million, and $6 million, respectively.

Movie Services' attributed debt equaled $135 million as of June 30, 1997, substantially all of which ($124 million) consisted of preferred contributions to STARZ! by a member of the TCI Group. Such debt was contributed to EMG in the Encore/STARZ! Combination.

Entertainment and Information Services
--------------------------------------
--------------------------------------------------------------------------------
                                        ENTERTAINMENT & INFORMATION

                                              Three months ended
                                            Q2 '97           Q2 '96
                                            ------           ------
                                               amounts in millions
Revenue                                 $      121               93
Operating expenses                            (103)             (72)
                                       ------------      -----------
      Cash flow                                 18               21
                                       ------------      -----------
Depreciation & amortization                     (4)              (2)
                                       ------------      -----------
      Operating income                          14               19
                                       ------------      -----------
Interest expense                                (4)              (3)
Other, net                                    -                  (5)
                                       ------------      -----------
      Earnings before income tax        $       10               11
                                       ============      ===========

--------------------------------------------------------------------------------

DCI comprised approximately 83% of the revenue of this segment for the quarter ended June 30, 1997. Its revenue during the quarter increased by 43% from the same period last year. In the second quarter comparison, Discovery Channel ("TDC") revenue grew by 20%, The Learning Channel ("TLC") by 36%, DCI's international businesses by 46% and revenue from other businesses by 314%. The increase from other businesses was mainly due to the acquisition of The Nature Company which occurred at the end of the second quarter of 1996. As of June 30, 1997, TDC and TLC subscribers increased by 5% and 21%, respectively, compared to June 30, 1996.

TDC revenue growth over the second quarter of 1996 consisted of a 24% increase in affiliate revenue and a 22% increase in advertising revenue offset by a decrease in other revenue. The increase in TDC's affiliate revenue was due mainly to a 19% increase in average per subscriber affiliate fees combined with the increase in subscribers. TDC's advertising revenue increase was attributable mainly to increases in TDC's average unit advertising rate, ratings, the percentage of total ad inventory sold, and subscribers compared to the second quarter of 1996. Average prime time and total day household ratings increased by 5% and 8%, respectively, compared to the same period last year.

At TLC, advertising and affiliate revenue increased by 41% and 32%, respectively, compared to the second quarter of 1996. The increase in TLC's affiliate revenue was due mainly to a 14% increase in average per subscriber affiliate fees combined with the increase in subscribers compared to the second quarter of 1996. TLC's advertising revenue increase resulted from increases in TLC's average unit advertising rate, ratings, the percentage of total ad inventory sold, and subscribers compared to the second quarter of 1996. Average prime time and total day household ratings increased by 34% and 21%, respectively, compared to the same period last year.

DCI cash flow for the second quarter of 1997 decreased by 5% compared to the second quarter of 1996, principally because of costs associated with launching new services (primarily Animal Planet), continuing investments in international services, and the losses associated with The Nature Company. These cash flow decreases were offset by 18% and 9% year-to-year increases in TDC and TLC cash flow, respectively.

Entertainment and Information Services' attributed debt equaled $234 million as of June 30, 1997.

Electronic Retailing Services
-----------------------------
--------------------------------------------------------------------------------
                                             ELECTRONIC RETAILING

                                              Three months ended
                                              Q2 '97         Q2 '96
                                              ------         ------
                                              amounts in millions
Revenue                                     $    296            274
Operating expenses                              (249)          (239)
                                           ---------      ----------
      Cash flow                                   47             35
                                           ---------      ----------

Depreciation & amortization                      (19)           (13)
                                           ---------      ----------
      Operating income                            28             22
                                           ---------      ----------
Interest expense                                  (8)            (8)
Other, net                                         1              1
                                           ---------      ----------
      Earnings before income tax            $     21             15
                                           =========      ==========

--------------------------------------------------------------------------------

The 1997 second quarter results reflect Liberty's reduced attributed ownership of HSNI subsequent to the Silver King Mergers. The 1996 second quarter results are stated at Liberty's 41.5% actual attributed ownership of HSN during that period. For the second quarter of 1997, HSNI's home shopping and broadcasting results are included in the Electronic Retailing Services segment based on Liberty's effective attributed ownership of 36.5% on a fully diluted basis at the end of the second quarter. Revenue for this segment increased by 8%, and cash flow increased by 35% compared to the second quarter of 1996.

At QVC, revenue increased by 15%, gross profit margin increased by 16%, and cash flow increased by 13%. QVC's gross profit margin percentage equaled approximately 40% during the second quarter of 1997, the same margin percentage realized during the second quarter of 1996. The increase in QVC's net sales was primarily attributable to the effects of a 7% increase in the average number of homes receiving QVC services in the United States and the United Kingdom combined with a 2% increase in sales per home. QVC's second quarter results reflect the electronic retailer's expansion into international markets, balanced against upfront costs associated with the launch of the QVC service in Germany. Excluding the impact of the start-up in the German market, QVC's second quarter of 1997 cash flow grew by 23% compared to the same period last year. For additional information, see Comcast Corporation's August 11, 1997 press release.

At HSNI, revenue decreased by 4%, gross profit margin increased by 11%, and cash flow increased by 128%. The decrease in attributed revenue at HSNI is due to the aforementioned change in Liberty's attributed ownership in the entities that constitute HSNI. Assuming the mergers with HSN and Savoy occurred on January 1, 1996, HSNI pro forma results for the second quarter of 1997 would have been as follows: revenue at HSNI increased by 3%, gross profit margin increased by 12% and cash flow increased by 39%. HSNI's gross profit margin percentage equaled 41% for the second quarter of 1997 compared to 38% for the same quarter of 1996. These results exclude the operating results of the Savoy motion picture business and include preliminary purchase accounting adjustments. For additional information, see HSNI's July 31, 1997 press release.

Electronic Retailing Services' attributed debt equaled $480 million as of June 30, 1997.

Satellite
--------------------------------------------------------------------------------
                                                      SATELLITE

                                                 Three months ended
                                                Q2 '97           Q2 '96
                                                ------           ------
                                                 amounts in millions
Revenue                                        $     57               54
Operating expenses                                  (42)             (42)
                                              ----------       ----------
      Cash flow                                      15               12
                                              ----------       ----------
Depreciation & amortization                           -               (1)
                                              ----------       ----------
      Operating income                               15               11
                                              ----------       ----------
Other, net                                            -               (1)
                                              ----------       ----------
      Earnings before income tax               $     15               10
                                              ==========       ==========

--------------------------------------------------------------------------------

The Satellite segment consists of Liberty's interests in the Superstar/Netlink joint venture and Netlink Wholesale (together, the "TVRO" business) and Southern Satellite Systems, Inc. ("Southern"). Satellite segment revenue increased by 7%, and cash flow increased by 28% compared to the second quarter of 1996.

Compared to the second quarter of 1996, TVRO revenue grew by 8% and Southern's revenue increased by 1%. Cash flow increased by 55% for TVRO and increased by 3% for Southern's operations. TVRO revenue increased mainly due to increases in retail and wholesale TVRO rates, Satellite Master Antenna Television ("SMATV") revenue, and Pay-Per-View revenue compared to the second quarter of 1996. TVRO second quarter cash flow increased mainly due to the increase in revenue combined with operating expense efficiencies achieved by the Superstar/Netlink joint venture. Southern's second quarter cash flow increased slightly mainly due to higher satellite transmission revenue offset by lower subscriber revenue compared to the same period in 1996, resulting primarily from acquisitions of smaller cable operators by larger cable operators who benefit from larger volume discounts charged by Southern.

The Satellite segment had no attributed debt outstanding as of June 30, 1997.

Sports Services
---------------

--------------------------------------------------------------------------------
                                                        SPORTS

                                                   Three months ended
                                                 Q2 '97           Q2 '96
                                                 ------           ------
                                                  amounts in millions
Revenue                                         $    92               82
Operating expenses                                  (98)             (73)
                                               ---------        ---------
      Cash flow (deficit)                            (6)               9
                                               ---------        ---------
Depreciation & amortization                          (1)              (5)
                                               ---------        ---------
      Operating income (loss)                        (7)               4
                                               ---------        ---------
Interest expense                                     (3)              (1)
Other, net                                           (1)              (8)
                                               ---------        ---------
      Loss before income tax                    $   (11)              (5)
                                               =========        =========

--------------------------------------------------------------------------------

Because of the number of transactions consummated which affect the year-to-year comparisons, including the creation of the new joint venture in April 1996 with The News Corporation Limited (which resulted in the reduction of Liberty's attributable interest in its sports businesses by 50% in the case of domestic sports businesses and by 75% in the case of the international sports businesses) and the buyout of minority interests in certain of the assets, the results of the different time periods are not directly comparable. Therefore, in the interest of comparability, the following presents the results of the Sports Services as though

Liberty's percentage ownership in each asset was constant for all the periods at the level in effect as of June 30, 1997.

The following table segregates the pro forma attributed revenue and cash flow by business unit operated within the Sports Services segment:


-------------------------------------------------------------------------------

                                                Q2 '97         Q2 '96
                                                ------         ------
                                                amounts in millions
Revenue
     Regional Networks                        $     66             54
     Developing Networks                            20             16
     International                                   6              3
     Corporate                                       -              1
                                             ----------     ----------
Total                                               92             74
                                             ----------     ----------

Cash Flow (Deficit)
     Regional Networks                              9             16
     Developing Networks                           (7)            (1)
     International                                 (4)            (3)
     Corporate                                     (4)            (2)
                                             ----------     ----------
Total                                         $    (6)             10
                                             ==========     ==========

-------------------------------------------------------------------------------

Compared to the second quarter of 1996, revenue of the Regional Networks increased by 21% as a result of a 10% increase in cable affiliate revenue, a 41% increase in DBS revenue and a 31% increase in advertising revenue. During the same period, expenses increased by 48%, principally because of costs associated with launching new networks and a 53% increase in costs related to the acquisition of new rights and the renewal of existing sports rights contracts. Production and distribution costs increased by 45% due to more games being shown and higher per game costs while selling, general and administrative costs increased by 3% compared to the second quarter of last year. As a result, cash flow for the second quarter of 1997 equaled $9 million. Excluding revenue and costs associated with the new regional networks, cash flow of the Regional Networks was $1 million less than the second quarter of 1996.

Revenue from Developing Networks in the second quarter of 1997 grew by 31% mainly due to a 30% increase at FX compared to the second quarter of 1996. Expenses from Developing Networks increased by 69% and were attributable to a 13% increase at FX and a 179% increase in the investment in Fox Sports Net programming that is distributed to affiliated regional sports networks. The cash flow deficit from Developing Networks increased by $6 million as the increase in network programming expenses more than offset a $2 million increase in cash flow at FX compared to the second quarter of 1996.

On June 23, 1997, Fox/Liberty Sports and Cablevision Systems Corporation's ("Cablevision")(ASE:CVC) Rainbow Media Holdings, Inc. ("Rainbow") announced the formation of a national and a regional sports programming venture (the "Rainbow Venture"). At that time, definitive documents were signed; however, consummation of the Rainbow Venture is subject to certain third party approvals and is not expected to occur until late in the third or early fourth quarter of 1997. Assuming all approvals are obtained, Fox/Liberty Sports will contribute $850 million for a 40% equity interest in a new joint venture which will own Rainbow's regional sports networks in several cities. In addition, Fox/Liberty Sports will contribute the Fox Sports Net business to a new national joint venture that will be owned equally with Rainbow.

In August 1997, Fox/Liberty Sports arranged $750 million of public debt and an $800 million bank credit facility to repay existing debt, finance the Rainbow transaction and working capital requirements of the business.

Giving effect to the Rainbow Ventures as if they occurred beginning the second quarter of 1997, pro forma Sports Services attributed revenue, cash flow and debt would be $121 million, $4 million and $585 million, respectively.

Sport Services' attributed debt equaled $160 million as of June 30, 1997.

Corporate and Other
-------------------
--------------------------------------------------------------------------------
                                                      OTHER

                                                Three months ended
                                             Q2 '97             Q2 '96
                                             ------             ------
                                                amounts in millions
Revenue                                    $      -                  -
Operating expenses                               (2)                (2)
                                          -----------         ----------
      Cash flow (deficit)                        (2)                (2)
                                          -----------         ----------
Stock appreciation rights                       (14)                 -
Depreciation & amortization                       -                 (1)
                                          -----------         ----------
      Operating loss                            (16)                (3)
                                          -----------         ----------
Interest expense                                  -                 (3)
Other, net                                       (4)                (5)
                                          -----------         ----------
      Loss before income tax               $    (20)               (11)
                                          ===========         ==========

--------------------------------------------------------------------------------

COMMENCEMENT OF ISSUER TENDER OFFER
-----------------------------------

TCI today commenced a tender offer ("Offer") to purchase up to an aggregate of 10 million shares of its Liberty Media Group Series A and Series B Common Stock at a price of $27 per share. The Offer will remain open until 5 p.m. New York City time on September 17, 1997, unless extended by TCI. The Offer is part of a previously announced plan to buy back up to 55,500,000 shares of Liberty Media Group Common Stock ("Shares") of which 9,555,327 have been repurchased since such announcement was made on August 15, 1996. During 1997 an aggregate of 7,471,995 Shares have been repurchased at an average purchase price per share of $24.90. The 10,000,000 Shares sought to be repurchased in the Offer represent approximately 4.1% of the Shares outstanding as of July 31, 1997.

The Offer provides stockholders who are considering a sale of all or a portion of their shares of Liberty Media Group common stock with the opportunity to sell those shares for cash (at a 13% premium to the market price immediately prior to the announcement of the tender offer) without the usual transaction costs associated with market sales. Payment for tendered Shares and the costs and expenses of the Offer, will be from cash on hand and currently available credit facilities of Liberty Media Group. Salomon Brothers Inc has been retained to act as Dealer Manager in connection with the Offer.

The official Offer to Purchase and Letter of Transmittal will be mailed to existing shareholders, or to their brokers or nominees, on or about Wednesday, August 20, 1997. Further information regarding the tender offer can be obtained from the information agent, D.F. King & Co., Inc. at its toll free number (800) 848-3410.

RECENT EVENTS
-------------

TBS Superstation Conversion to Basic Cable Network/ Southern Satellite Option
-----------------------------------------------------------------------------

On July 31, 1997, Turner Broadcasting System, Inc., a division of Time Warner, announced that it will convert the TBS Superstation to a copyright-paid cable network on December 31, 1997. It is expected that in connection with such conversion, Time Warner will trigger its option to purchase Southern's business. Assuming exercise of the option, the purchase price would be $213,333,333, payable on closing of the exercise of the option in a form of consideration to be mutually agreed upon.

Fox Kids Worldwide Inc. ("FKW") Acquires IFE Securities
-------------------------------------------------------

On August 1, 1997, Liberty IFE, Inc., a subsidiary of Liberty, contributed its shares of IFE Class C Common Stock and $23 million principal amount of IFE 6% convertible secured notes due 2004, convertible into IFE Class C Common Stock, to FKW in exchange for $345 million of a new series of 30 year, nonconvertible, 9% preferred stock of FKW.

Liberty Media Group Series A and Series B Common Stock are series of Tele-Communications, Inc. Common Stock and are traded on the Nasdaq National Market under the symbols LBTYA and LBTYB, respectively.

Contact:        Vivian Carr             (303) 721-5406


Attachments:    Liberty Media Group Combined Balance Sheets
                Liberty Media Group Combined Statements of Operations

                              "LIBERTY MEDIA GROUP"
                        (a combination of certain assets)

                             Combined Balance Sheets
                                   (unaudited)

                                                            June 30,     December 31,
                                                              1997           1996
                                                           ----------    ------------
Assets                                                        amounts in thousands
------
Cash and cash equivalents                                  $  359,641        317,359

Trade and other receivables, net                               22,914         24,796

Prepaid program rights                                         32,031         32,063

Committed film inventory                                       18,643         20,092

Investments in affiliates, accounted for under the
 equity method, and related receivables                       561,332        545,121

Investment in Time Warner, Inc.                             2,322,541      2,016,799

Other investments, at cost, and related receivables
                                                               82,092         81,537

Property and equipment, at cost:
    Land                                                           39             39
    Support equipment and buildings                            18,461         17,756
                                                           ----------      ---------
                                                               18,500         17,795
    Less accumulated depreciation                               9,062          7,846
                                                           ----------      ---------
                                                                9,438          9,949
                                                           ----------      ---------

Other assets, at cost, net of amortization                      9,959         11,236
                                                           ----------      ---------

                                                           $3,418,591      3,058,952
                                                           ==========      =========

                                                                     (continued)

                              "LIBERTY MEDIA GROUP"
                        (a combination of certain assets)

                       Combined Balance Sheets, continued
                                   (unaudited)

                                                                   June 30,     December 31,
                                                                     1997           1996
                                                                   ---------    ------------
Liabilities and Combined Equity                                       amounts in thousands
-------------------------------
Accounts payable and accrued liabilities                          $   27,234         19,397

Accrued compensation relating to phantom rights                       22,334         17,758

Program rights payable                                                34,299         33,700

Deferred revenue                                                       7,684          6,166

Deferred option premium                                              305,742             --

Debt                                                                      --          1,620

Deferred income taxes                                                573,485        582,089
                                                                  ----------      ---------

    Total liabilities                                                970,778        660,730
                                                                  ----------      ---------

Minority interests in equity of consolidated
    subsidiaries                                                      12,934          1,052

Combined equity:
    Combined equity                                                2,365,972      2,355,021
    Due to TCI Group                                                  68,855         42,149
    Unrealized gains on available-for-sale securities,
     net of taxes                                                         52             --
                                                                  ----------      ---------
                                                                   2,434,879      2,397,170
                                                                  ----------      ---------

Commitments and contingencies
                                                                  $3,418,591      3,058,952
                                                                  ==========      =========

                              "LIBERTY MEDIA GROUP"
                        (a combination of certain assets)

                        Combined Statements of Operations
                                   (unaudited)

                                                                   Three months ended         Six months ended
                                                                         June 30,                  June 30,
                                                                   -------------------       -------------------
                                                                    1997         1996         1997         1996
                                                                   ------       ------       ------       ------
                                                                                amounts in thousands
Revenue:
   Programming services:
       From TCI Group                                            $  24,127       28,000       46,638       56,870
       From others                                                  35,545       49,732       72,393      185,878
   Net sales from electronic retailing
       services                                                         --      243,988           --      499,601
                                                                 ---------    ---------    ---------    ---------

                                                                    59,672      321,720      119,031      742,349
                                                                 ---------    ---------    ---------    ---------

Cost of sales, operating costs and
       expenses:
   Cost of sales                                                       --       151,679          --       316,491
   Operating                                                        19,903       60,575       39,429      179,885
   Selling, general and administrative                              24,768       66,191       37,232      157,350
   Charges by TCI Group                                              2,354        5,550        4,433       11,321
   Compensation relating to phantom rights
       and stock appreciation rights                                14,466        7,119       20,040        5,711
   Depreciation                                                        611        3,962        1,216        9,057
   Amortization                                                        165        9,424          339       22,870
                                                                 ---------    ---------    ---------    ---------
                                                                    62,267      304,500      102,689      702,685
                                                                 ---------    ---------    ---------    ---------

         Operating income (loss)                                    (2,595)      17,220       16,342       39,664

Other income (expense):
   Interest expense                                                   (306)      (6,022)        (611)     (12,501)
   Dividend and interest income,
       primarily from affiliates                                     8,212        2,206       19,247        4,371
   Share of earnings of affiliates, net                              5,739        4,456       12,975       12,755
   Minority interests in earnings of
       consolidated subsidiaries                                    (2,295)      (2,873)     (11,909)      (6,357)
   Gain (loss) on disposition of assets                                581       (8,035)         581       (6,300)
   Loss on early extinguishment of debt                               (320)        --           (320)        --
   Other, net                                                            6        1,610          115        3,782
                                                                 ---------    ---------    ---------    ---------
                                                                    11,617       (8,658)      20,078       (4,250)
                                                                 ---------    ---------    ---------    ---------

         Earnings before income taxes                                9,022        8,562       36,420       35,414

Income tax expense                                                  (2,481)      (4,573)     (14,267)     (16,584)
                                                                 ---------    ---------    ---------    ---------

         Net earnings                                            $   6,541        3,989       22,153       18,830
                                                                 =========    =========    =========    =========

Earnings per common share                                        $     .03          .02          .09          .08
                                                                 =========    =========    =========    =========


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